

February 12, 2018

Subject: Certification of Financial Statements by Principal Executive Officer

I, Kent Hardman, certify that:

(1) the financial statements of 609 Fairfield, LLC. included in this Form are true and complete in all material respects; and

(2) the tax return information of 609 Fairfield, LLC, included in this Form reflects accurately the information reported on the tax return for 609 Fairfield, LLC filed for the fiscal year ended 12-31-2017.

Kent Hardman
CEO, Founder

609 Fairfield, LLC
PO Box 8163
Cincinnati, OH 45208